PROCESSED

MAY 1 7 2007

THOMSON
FINANCIAL

EMI

RECEIVED

2007 MAY 15 A 10:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

4th May, 2007.

Attn: Filing Desk - Stop 1-4

07023515

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th April 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 16th April 2007, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 12th April 2007, held 41,053,511 shares, being 5.13% of the shares in issue;

(b) a News Release dated 18th April 2007 providing a trading update for the year to 31st March 2007;

(c) an announcement, dated 20th April 2007, confirming that ABN AMRO Bank N.V London Branch has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 18th April 2007, held voting rights in 24,387,335 shares, being 3.05% of the shares in issue;

(d) an announcement, dated 23rd April 2007 confirming that ABN AMRO Bank N/V London Branch has decreased its voting rights such that it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(e) an announcement, dated 23rd April 2007, confirming that ABN AMRO Bank N.V London Branch has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 20th April 2007, held voting rights of 26,377,059 shares, being 3.30% of the shares in issue;

(f) an announcement, dated 24th April 2007, confirming that Deutsche Bank AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 19th April 2007, held 37,656,300 shares, being 4.70% of the shares in issue;

(g) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 24th April 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 24th April 2007;

5/16

(h) an announcement, dated 30th April 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 26th April 2007, held 39,837,407 shares, being 4.98% of the shares in issue;

(i) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 30th April 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 30th April 2007;

(j) an announcement, dated 30th April 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 800,565,938;

(k) a News Release, dated 4th May 2007, confirming that the Company has received a number of preliminary indications of interest to acquire the Company.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:56 16-Apr-07
Number	PRNUK-1604

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.):	State Street Bank and Trust Co London Northern Trust London JP Morgan, Bournemouth HSBC Bank plc Brown Brothers Harriman Ltd Luxembourg Bank of New York Europe London Bank of New York Brussels
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	12-04- 2007
6. Date on which issuer notified:	16-04-2007
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	See below

11. Number of voting rights proxy holder will cease to hold: 3,500,000

12. Date on which proxy holder will cease to hold voting rights: 12-04-2007

13. Additional information:

14. Contact name: Teresa Garry

15. Contact telephone number: 01737 837092

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/66

18 April 2007

EMI Group plc

EMI Group provides trading update for the financial year ended 31 March 2007 ahead of the announcement of its preliminary results on 23 May 2007

- **EMI Music sales at constant currency in line with guidance**
- **EMI Music Publishing operating margin improvement**
- **Underlying EBITDA of £174m**
- **Restructuring progressing ahead of plan**
- **Net debt of £910m**
- **EMI examining potential securitisation of its Music Publishing assets**
- **Dividend payments suspended pending completion of restructuring progamme**

EMI announces that, in line with its guidance of 14 February 2007, EMI Music's revenue for the year ended 31 March 2007 is expected to have declined by 15% at constant currency. Digital revenue in the division is expected to have increased by 59% and will represent approximately 10% of revenue. This is set against market trends which, as we anticipated, continued to be very challenging.

EMI Music Publishing's revenue is expected to be broadly flat at constant currency, with digital revenue increasing by 28% and representing approximately 8% of total sales.

EMI expects to report underlying Group EBITDA before exceptional items of approximately £174m which is ahead of consensus market expectations. Exceptional items will include previously announced restructuring spend, the net gain on property disposals reported in the first half, certain net exceptional settlement income and one-off balance sheet write-offs arising from the review referred to in our announcement on 12 January. The operating margin for EMI Music is expected to decline in the year to 31 March 2007, as indicated in February, primarily as a result of the negative flow through on the sales decline and higher than expected returns in the post Christmas period. Music Publishing's operating margin has continued to improve as a result of reductions in that division's cost base.

EMI has made good progress with its cost saving programmes. With respect to the £110m restructuring programme announced on 12 January 2007, EMI confirms that it has already executed the vast majority of the actions envisaged in the plan. As a result, the Company now expects at least £70m of the savings will be achieved by 31 March 2008 with the remainder being reflected in the results for the year ending 31 March 2009. EMI also announces that the cash cost of this programme will now be no more than £125m rather than the £150m we had previously announced. The implementation of the programme announced in April 2006, designed to reduce costs by £30m, is now complete. Of the £30m, EMI has delivered savings for the year to 31 March 2007 of £17m and the remaining £13m will be achieved by 31 March 2008.

Net debt at 31 March 2007 is expected to be approximately £910m. On 12 January, EMI also announced that it had secured bank commitments to finance the costs of restructuring and the acquisition of Toshiba's 45% interest in TOEMI. The Group has recently completed a full refinancing of its revolving credit facilities to allow for these payments. Additionally, as part of its objective to optimise its balance sheet, the Group has been examining a potential securitisation of its Music Publishing assets which EMI hopes to complete by the end of this financial year. The Company has appointed Deutsche Bank and the Royal Bank of Scotland as Lead Arrangers of the potential securitisation.

In view of the Company's funding requirements, the Board has decided to suspend dividend payments until the benefits of the restructuring process have been fully realised (the interim dividend of 2p per share has already been paid). The Board will keep the situation under review.

Eric Nicoli, CEO of EMI Group, said, "Our industry is changing at an unprecedented pace and we are committed to accelerating the transformation of our business to realise the opportunities before us. We have launched a number of significant digital initiatives – most recently the introduction of DRM-free superior sound quality downloads across our entire digital repertoire – which reflect our optimism about the digital environment. Such initiatives, coupled with tough management actions, position the Group to make good progress in the future."

NOTES:
The figures shown are unaudited and hence may vary from the final numbers that will be reported.

Underlying EBITDA refers to EBITDA pre exceptional items, remeasurements and amortisation of music copyrights and intangibles.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:22 20-Apr-07
Number	PRNUK-2004

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18-04-2007
6. Date on which issuer notified:	19-04-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

END

Ref: 82-373

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Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:13 23-Apr-07
Number	PRNUK-2304

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19-04-2007
6. Date on which issuer notified:	20-04-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

END

Ref: 82-373

Close

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:31 23-Apr-07
Number	PRNUK-2304

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20-04-2007
6. Date on which issuer notified:	23-04-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

END

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Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	13:55 24-Apr-07
Number	PRNUK-2404

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19-04-2007
6. Date on which issuer notified:	23-04-2007
7. Threshold(s) that is/are crossed or reached:	Aggregate 5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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VIA PR NEWSWIRE DISCLOSE

ER 07/71

Regulatory News Service

24th April, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 24th April 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,551,718 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC		
Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:50 30-Apr-07
Number	PRNUK-3004

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	26-04-2007
6. Date on which issuer notified:	30-04-2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction	
	Number	Number	Number

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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VIA PR NEWSWIRE DISCLOSE

ER 07/73

Regulatory News Service

30th April, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 30th April 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,565,938 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/74

Regulatory News Service 30th April, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the allotment of shares under the Company's Scrip Dividend Scheme and the exercise of executive and savings-related share options during April 2007, EMI Group plc's capital increased to 800,565,938 Ordinary Shares of 14p each as at 30th April 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,565,938.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/75

4 May 2007

EMI GROUP plc

Further to recent speculation, EMI Group plc (the "Company") confirms that it has received a number of preliminary indications of interest to acquire the Company. There can be no certainty that any offer will ultimately be made.

Further announcements will be made if and when required.

Enquiries

EMI Group plc		
Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681
Brunswick Group LLP		
Patrick Handley		+44 20 7404 5959

The Directors of EMI Group plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the Company, all "dealings" in any "relevant securities" of the Company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by the potential offerors or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END